VIA EDGAR

Michael Rosenberg, Esq.

U.S. Securities and Exchange Commission
Division of Investment Management

Office of Disclosure and Review

100 F Street N.E.
Washington DC 20549

Re:       Monteagle Funds (“Registrant”)

File Nos. 333-41461; 811-08529

Dear Mr. Rosenberg:

Kindly accept this letter in response to our telephone conversation on May 12, 2022, wherein you provided comments to the above-referenced Registrant’s Post-Effective Amendment No. 94 filed with the Securities and Exchange Commission (“SEC”) on April 25, 2022 with respect to the Monteagle Enhanced Equity Income Fund (the “Fund”). Your comments and the responses provided by the Registrant are set forth below.

Prospectus

1.	Class E – Waiver of fees. Waiver of the Fund’s management fee for Class E shares does not appear to comply with Rule 18(f)(3). See Investment Company Act, Release No. 20915, issued on February 23, 1995, which states, “this is not intended to allow reimbursements or waivers to become de facto modifications of the fees provided for an advisory or other contracts so as to provide a means for cross subsidization between classes. Accordingly, remove this waiver or explain why the Registrant believes it complies with Rule 18(f)(3).

Response: The Registrant has removed “Class E” and all corresponding references in the Prospectus and SAI relating to this Class.

2.	Consider removing line items that are “0.00%” on the Expense Fee table.

Response: Registrant has made the suggested revisions to the “Fee Table” along with each the corresponding footnote.

3.	Principal Investment Strategies – Define what is meant by “large market capitalization” as stated in the last line of the first paragraph of the “Principal Investment Strategies” which reads: “Under normal market conditions, the Fund intends to invest in companies with large market capitalization”.

Response: Registrant has amended the referenced term to the following, “Under normal market conditions, the Fund intends to invest in companies having a large market capitalization which are those companies having a market capitalization of $10 billion or more, similar to those found in the Russell 1000 index.”

4.	Principal Investment Strategies – The Staff notes that as stated in the first line of the section entitled “Purchasing Stocks”, “[T]the Fund invests in the diversified stock portfolio designed to support the Funds option-based income strategy…”. Please clarify whether the stock portfolio supports the option strategy or vice versa. Prior disclosure suggests call writing is a supplement to the stock portfolio in an effort to increase cash flow and income. Please reconcile.

Response: Registrant has amended the referenced disclosure to the following, “ The Fund invests in a diversified stock portfolio, designed to support the Fund’s investment objective to seek high current income while maintaining prospects for capital appreciation, through the investment a stock portfolio while offering current income through the options written on those underlying equity positions and reducing volatility by selling call options and at times selling put options.”

5.	Principal Investment Strategies – The Staff notes that as stated at the end of the first line of the section entitled “Purchasing Stocks”, which reads, “…while seeking to enhance the Fund’s total return.”, given the fact that the Fund’s investment objective is: “high return income while maintaining prospects for capital appreciation”, please reconcile these statements.

Response: Registrant has reconciled this disclosure relative to the Fund’s investment objective by amending the disclosure as set forth in the Registrant’s response to the staff’s comment #4, above.

6.	Principal Investment Strategies – The Staff notes that second sentence the paragraph of the section entitled “Purchasing Stocks”, which reads, “Generally, the fund attempts to minimize the affect the option strategy has on the underlying stock portfolio such as stocks being called away as prices rise while also considering other factors such as predicted dividend yield.” Accordingly, elaborate as to how the Fund prevents the stocks from being called away as prices rise and how does predicted yield fit into that analysis. Revise the disclosure so that it is concise, clear and easily understandable to the reader.

Response: The Registrant has revised the referenced disclosure to read as follows, “The fund attempts to minimize the affect the options strategy may have on the underlying stock portfolio,

such as stocks being called away as prices rise by, at times, purchasing back written call options positions, thereby closing out the written option position and eliminating the risk of the underlying stock position being called away as prices rise. Factors such as dividend yield on stock positions in the portfolio will be considered as a means to generate income on the portfolio.”

7.	Principal Investment Risks – Derivatives Risks – The Staff notes that given the fact that the Fund is only investing in options in terms of derivatives, explain that the derivate instruments referred to here are options.

Response: The Registrant has revised the referenced disclosure to clarify that the derivative instruments which the Fund invests are options.

8.	Principal Investment Risks - Small and Mid-Capitalization Company Risk - The Fund’s Principal Investment Strategy states that the Fund will invest in large capitalization stocks. Clarify whether a small and mid-cap company risk is a principal risk.

Response: The Registrant has deleted the Small and Mid-Capitalization Company Risk section.

9.	Investment Process –Reconcile the disclosure under this section so that it corresponds with the Fund’s investment objective which is seek high current income not to maximize current income.

Response: The Registrant has revised the disclosure in this section to read the following: Park Place Capital Corporation (“Park Place Capital”), the Fund’s Adviser, focuses on investments for the Fund that it believes will generate high current income, while maintaining good prospects for capital appreciation over the long-term.

10.	Principal Investment Risks –Reconcile the stated principal investment risks that do not relate to the principal investments as set forth in the Principal Investment section

Response: The Registrant has revised the Fund’s Principal Investment Risks to delete the small and mid-cap risk.

11.	Revise the paragraph which begins “For these services” to clarify that the referenced “services” relate to the Operating Services Agreement.

Response: The Registrant has revised the sentence accordingly.

12.	Please define eligible investors for both the institutional class and E Class for Class E.

Response: The Registrant has removed this section in its entirety.

Statement of Information

13.	Determining Liquidity - When determining each Fund’s liquidity, specify, whether it is the Adviser or Sub-adviser who determines liquidity.

Response: Registrant has revised the sentence accordingly.

14.	Trustees and Officers - Clarify which Board of Trustee’s committee is responsible for fund governance and risk oversight.

Response: Registrant has revised the disclosure in the second paragraph of the referenced section to clarify that Board of Trustees and not an underlying committee is responsible for the fund governance and risk oversight.

15.	Operating Services Agreement - Reconcile the disclosure which states that the “Operating Services fee will include, ….; (viii) …. all expenses of shareholders and board of directors meetings including compensation and reimbursable expenses of the directors of the funds.” and thereafter the disclosure states that, “These fees do not include: …; (iv) the fees and expenses of each director of the Fund who is not an “interested person” thereof, as defined in Section 2(a)(19) of the Act.

Response: Registrant has revised the disclosure to clarify the fees paid and not paid under the operating services fee, accordingly.

16.	Portfolio Managers. Revise the Portfolio Managers section in the SAI to include the Monteagle Enhanced Equity Income Fund’s Portfolio Managers.

Response: Registrant has revised this section, accordingly.

Thank you for your kind attention to the matter. Should you have any questions, please contact me.

Sincerely,

/s/ Charles R. Ropka, Esq.

Charles R. Ropka, Esquire